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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------



                                   F O R M 6-K

                      Pursuant to Section 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of December 2000



                                 RADVISION LTD.
                              (Name of Registrant)




                 24 Raoul Wallenberg St., Tel Aviv 69719 Israel
                     (Address of Principal Executive Office)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F X        Form 40-F __


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes __             No  X


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                                 RADVISION LTD.





6-K Items

1.   RADVision   Ltd.   Press  Release  dated   December  11,  2000  re  StarBak
     Communications Licenses RADVision Technology for Torrent Streaming Media Network Appliance.

                                                                          ITEM 1

For Immediate Release

Contact:
                                                              Jody Burfening
Karen Gurwitz              David Seligman                     Sanjay Hurry
Dir. Corp. Communications  CFO                                IR for RADVision
RADVision, Inc.            RADVision, Ltd.                    LHA
Tel: 201.529.4300, x305    Tel: +972.3.645.5446               Tel: 212.838.3777
kgurwitz@radvision.com     Seligman@tlv.radvision.com         jbs@lhai.com
www.radvision.com          www.radvision.com                  www.lhai.com

Ray Harris                 Ken Krause
Starbak Comm.              Tech Image, Ltd. (PR for StarBak)
Tel: 614.865.9150          Tel: 847.632.0040, 228
Fax: 614.865.9149          Fax: 847.632.1841
Ray@StarBak.net            ken.krause@techimage.com
www.StarBak.net            www.techimage.com

            StarBak Communications Licenses RADVision Technology for
                   Torrent Streaming Media Network Appliance

            RADVISION SOFTWARE WILL PROVIDE GREATER INTEROPERABILITY WITH STREAMING MEDIA EQUIPMENT WHILE ASSURING RELIABILITY

Columbus, OH & Mahwah, NJ, December 11, 2000 -- StarBak Communications, the newly established leader in LINUX-based streaming media solutions, and RADVision (NASDAQ: RVSN), the leading provider of award-winning, industry-standard products and technology for real-time voice and video communication over IP, announced today that they have signed an agreement to license RADVision's H.323 enabling software for integration into StarBak's new Torrent streaming media network appliance product line. StarBak is using RADVision's technology to give streaming media clients using QuickTime and Windows Media Player access to webcast-enabled, real-time H.323 conferencing.

Gartner Dataquest has predicted that nearly half of U.S. businesses will be using streaming media applications by the end of 2001, up from just 17 percent in 1999. The Torrent product line will help these organizations bring streaming media online faster (and keep it online easier) by providing software, dedicated hardware, and operating system in a single appliance, simplifying installation and management.

"RADVision's H.323 enabling software is an integral part of our strategy of simplification," said Ray Harris, president and chief operating officer for StarBak Communications. "Our vision is to provide a single unit that can do it all. Torrent is already the first streaming media product that can deliver Windows Media Player, QuickTime, and MPEG1 file formats from a single user interface. Partnering with RADVision, the market-leading in H.323 enabling technology, extends this interoperability even further to provide the broadest reach from a single solution."

"StarBak's innovative use of RADVision's H.323 technology will enable the large population of Media Player and QuickTime streaming media clients to have access to H.323-based real-time voice and video communication sessions," said Dr. Michelle Blank, VP of Galactic Marketing for RADVision. "As champions for interoperable, industry standards for voice and video over IP, RADVision derives a great deal of satisfaction seeing our customers use our technology to facilitating the widespread deployment of IP-centric conferencing."

                                     more...

StarBak's initial targets for Torrent will be for corporate applications such as distance learning and internal communications. The latter will create a virtual video intranet that organizations can use for team building, product introductions, and other communications that will be enhanced by the use of voice and video rather than simple text messages. Its ability to deliver 1,000 simultaneous streams at a rate of 300 Mbps while being managed by a junior-level IT person makes it more accessible to more types of organizations; hence the need for a widely accepted, high-performance standard for VoIP.

About StarBak

StarBak Communications is dedicated to helping large and mid-tier organizations reduce the cost and complexity of delivering streaming media to customers, employees, and business partners through the development of all-in-one server appliances with imbedded operating systems. These solutions are designed to be easily integrated into existing network infrastructures while providing performance far superior to other available solutions, including the ability to stream multiple formats from a single unit. The company was founded in 1999 in Columbus, Ohio, and its first product, the Torrent streaming media network appliance, was launched in Q4 of 2000. For more information, contact: StarBak Communications, 757 Brooksedge Plaza Drive, Columbus, Ohio, 43081; phone 614-865-9150; fax 614-865-9149, info@StarBak.net; www.StarBak.net.

About RADVision

RADVision is a leading provider of products and technology that enable real-time voice, video, and data communications over packet networks, including the Internet and other networks based on the Internet protocol or IP. RADVision's products and technology are used by RADVision customers to develop systems that enable enterprises and service providers to use next generation packet networks for real-time IP communications. RADVision is actively involved in the development of the industry standards that are driving the emergence and growth of the use of packet networks for real-time communications, and was the first-to-market with enabling technology and the products required for the transmission of real-time voice, video and data over packet networks. As a result, RADVision is well positioned to lead the market with products and technology that enable enterprises and service providers to migrate their voice and video communications from traditional telephone networks to next generation packet networks. The company's products and technology include standards-based gateways, conferencing bridges, gatekeepers and software toolkits. For more information, please visit our website at: www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVision's filings with the Securities and Exchange Commission, including RADVision's Form F-1 registration statement.


                                       ###
                            All trademarks recognized




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                                   SIGNATURES




     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  RADVISION LTD.
                                                 ----------------
                                                   (Registrant)



                                                   By   /s/David Seligman
                                                        -----------------

                                                       David Seligman
                                                       Chief Financial Officer


Dated: December 14, 2000